# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BeyondSpring Inc., CIK 0001677940
CUSIP: G10830100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-022115
Filed by CIK 0001747821

## Reporting persons
- Decheng Capital Management III (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,979,072; sole dispositive power 0; shared dispositive power 1,979,072; aggregate amount beneficially owned 1,979,072 (4.9% of the class)
- Decheng Capital China Life Sciences USD Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,979,072; sole dispositive power 0; shared dispositive power 1,979,072; aggregate amount beneficially owned 1,979,072 (4.9% of the class)
- Decheng Capital China Life Sciences USD Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,617,409; sole dispositive power 0; shared dispositive power 1,617,409; aggregate amount beneficially owned 1,617,409 (4% of the class)
- Decheng Capital Management II (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,617,409; sole dispositive power 0; shared dispositive power 1,617,409; aggregate amount beneficially owned 1,617,409 (4% of the class)
- Decheng Capital Global Healthcare Fund (Master), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 935,000; sole dispositive power 0; shared dispositive power 935,000; aggregate amount beneficially owned 935,000 (2.3% of the class)
- Decheng Capital Global Healthcare GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 935,000; sole dispositive power 0; shared dispositive power 935,000; aggregate amount beneficially owned 935,000 (2.3% of the class)
- Xiangmin Cui: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,531,481; sole dispositive power 0; shared dispositive power 4,531,481; aggregate amount beneficially owned 4,531,481 (11.2% of the class)

## Item 1. Issuer
Name of issuer: BeyondSpring Inc.
Address of issuer's principal executive offices: 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, NJ, 07932.

## Item 2. Person Filing
Name of person filing:
Decheng Capital China Life Sciences USD Fund II, L.P. ("Fund II")
Decheng Capital Management II (Cayman), LLC ("GP II")
Decheng Capital China Life Sciences USD Fund III, L.P. ("Fund III")
Decheng Capital Management III (Cayman), LLC ("GP III")
Decheng Capital Global Healthcare Fund (Master), LP ("Healthcare")
Decheng Capital Global Healthcare GP, LLC ("Healthcare GP")
Xiangmin Cui ("Dr. Cui")
Address of principal business office or, if none, residence:
c/o Decheng Capital
3000 Sand Hill Road, Building 2, Suite 110
Menlo Park, CA 94025
Citizenship:
Fund II Cayman Islands
GP II Cayman Islands
Fund III Cayman Islands
GP III Cayman Islands
Healthcare Cayman Islands
Healthcare GP Cayman Islands
Dr. Cui United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 1,979,072 ordinary shares held directly by Fund IIII; (ii) 1,617,409 ordinary shares held directly by Fund II; and (iii) 935,000 ordinary shares held directly by Healthcare.

GP II is the general partner of Fund II and shares voting and investment authority over the shares held by Fund II. GP III is the general partner of Fund III and shares voting and investment authority over the shares held by Fund III. Healthcare GP is the general partner of Healthcare and shares voting and investment authority over the shares held by Healthcare. Dr. Cui is the sole manager of each of GP II and GP III and the indirect managing member and ultimate beneficial owner of Healthcare GP. Dr. Cui shares voting and investment authority over the shares held by each of Fund II, Fund III and Healthcare.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025, and is incorporated by reference. The percentage set forth in each row 11 is based upon 40,316,320 ordinary shares outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 12, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2024, (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on November 14, 2024).

## Signatures
- Decheng Capital Management III (Cayman), LLC: /s/ Xiangmin Cui, By Xiangmin Cui, Manager (08/14/2025)
- Decheng Capital China Life Sciences USD Fund III, L.P.: /s/ Xiangmin Cui, By Decheng Capital Management III (Cayman), LLC, its General Partner, by Xiangmin Cui, Manager (08/14/2025)
- Decheng Capital China Life Sciences USD Fund II, L.P.: /s/ Xiangmin Cui, By Decheng Capital Management II (Cayman), LLC, its General Partner, by Xiangmin Cui, Manager (08/14/2025)
- Decheng Capital Management II (Cayman), LLC: /s/ Xiangmin Cui, By Xiangmin Cui, Manager (08/14/2025)
- Decheng Capital Global Healthcare Fund (Master), LP: /s/ Xiangmin Cui, By Decheng Capital Global Healthcare GP, LLC, its General Partner, By Decheng Capital LLC, its Manager, by Xiangmin Cui, Manager (08/14/2025)
- Decheng Capital Global Healthcare GP, LLC: /s/ Xiangmin Cui, By Decheng Capital LLC, its Manager, by Xiangmin Cui, Manager (08/14/2025)
- Xiangmin Cui: /s/ Xiangmin Cui, Xiangmin Cui (08/14/2025)